

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 20, 2007

By U.S. mail and facsimile

Mr. Joseph M. Brooker
Chief Executive Officer
Storm Cat Energy Corporation
1125 17thth Street, Suite 2310
Denver, Colorado 80202

Re: **Storm Cat Energy Corporation**
        Form S-1
        File No. 333-147023
        Filed October 30, 2007

Dear Mr. Brooker:

        We have limited our review of your filing to those issues we have
addressed in our comments. Where indicated, we think you should revise your document
in response to these comments. If you disagree, we will consider your explanation as to
why our comment is inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation. In some of our comments, we may ask you to provide us
with information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering 21,857,185 shares for resale, and that under the
   currently effective S-1 (333-141002) you are registering 20,920,529 shares for
   resale. All of these shares are issuable in conjunction with the January and March
   2007 private placement of convertible notes. Given the size of the registered
   offerings relative to the number of shares outstanding held by non-affiliates, and

the nature of the registered offerings and the selling security holders, the transaction appears to be a primary offering. Since you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct the current offering on a delayed or continuous basis under Rule 415(a)(1)(x) and therefore not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). As such, you must file a registration statement for the "resale" offering at the time of each conversion or exercise or issuance of stock received as interest payments or for liquidated damages. You must register each transaction on the form you are eligible to use to register the transaction as a primary offering. At the time you file such registration statement(s), you must identify the selling shareholders as underwriters and include the price at which the underwriters will sell the securities.

2. We note your disclosure on page 17 in regard to the prior transaction with Trapeze. When you file the registration statements, explicitly state whether this is the only prior securities transaction between you and any selling shareholder. In addition, the information about the prior securities transaction with Trapeze (or any other selling shareholder) should be provided in tabular form.

Plan of Distribution, page 20

3. We note your disclosure on page 21 that states: "The selling shareholders and any broker-dealer participating in the distribution of the common shares *may* be deemed to be underwriters."   Specifically identify Kellogg Capital Group LLC as an underwriter unless you can state that the shares it has registered for resale were obtained as payment for investment banking services.

Incorporation by Reference, page 22

4. Please incorporate by reference your Form 10-Q filed on November 8, 2007 in your next amendment.

Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or, in her absence me, at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

Cc: Richard Mattera, Esq. (by facsimile)
      D. Levy